

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Stephen Scott
Chief Operating Officer
CorpAcq Group Plc
CorpAcq House
1 Goose Green
Altrincham, Cheshire
WA14 1DW
United Kingdom

> **Re: CorpAcq Group Plc**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed January 29, 2024**
> **File No. 333-275613**

Dear Stephen Scott:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4 filed January 29, 2024

Information Related to CorpAcq
CorpAcq's Business Strategy
Strong dividend capacity driven by improved capital structure and cash flow generation, page 270

1. We note your response to prior comment 3 and your revisions to your filing. Please tell us and revise your filing to disclose your calculation of free cash flow for the six months ended June 30, 2023. To the extent such amount is negative, we are unclear how you are able to support your assertion that the post-combination company expects to pay a dividend from its first year following the Business Combination and over the longer term. Please advise or revise to remove such assertion.

      Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael S. Lee, Esq.